EXHIBIT 21

		SUBSIDIARIES OF APPLE COMPUTER, INC*








Name				Jurisdiction of
				Incorporation

Apple Computer B.V.		Netherlands
Apple Computer, Inc. Limited	Ireland
Apple Computer Limited		Ireland
Apple Japan, Inc.		Japan



















*Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Apple Computer, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.





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